VIA EDGAR

September 25, 2018

Mr. Frank Wyman

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Merus N.V.

Form 20-F for the Fiscal Year Ended December 31, 2017

Filed April 30, 2018

Form 6-K for the Six-Month Period Ended June 30, 2018

Filed August 10, 2018

File No. 001-37773

Dear Mr. Wyman:

We are transmitting this letter in response to comments received by Merus N.V., a Dutch public company with limited liability (the “Company”), from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated September 11, 2018 with respect to the Company’s Annual Report on Form 20-F filed on April 30, 2018 and the Company’s Report on Form 6-K filed on August 10, 2018. The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response.

1.

You state that in December 2016 you entered into the Incyte collaboration and license agreement, whereas Incyte agreed to pay the company a $120 million non-refundable upfront payment, and under the share subscription agreement, Incyte agreed to purchase 3.2 million common shares at a price per share of $25. You recorded a forward contract to sell your shares, which was recorded as a derivative with a fair value of €31.4 million. In January 2017, Incyte purchased the shares for $80 million. Both the upfront license payment and the derivative financial asset are being amortized as revenue over the total period for which the Company expects to provide access to its proprietary technology. Please address the following:

•

Tell us why you believe it is appropriate to amortize the derivative as deferred revenue over the nine year research term, particularly your basis for not extinguishing the derivative financial liability upon completion of the share subscription.

•	Tell us how you accounted for the premium that Incyte agreed to pay for your common stock on the date of the agreement.

•

With your adoption of IFRS 15, you are now recognizing revenue from the up-front license fee and derivative over the research term of nine years, while previously you had been recognizing this revenue over the contractual term of 21 years. Please describe the key factors underlying this change in revenue recognition, particularly why apparent other performance obligations implicit in your previous 21-year recognition period no longer appear to be relevant. In this regard, tell us the significant terms of the collaboration and license and share subscription agreements and how you determined that there is a single performance obligation.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that on December 20, 2016, the Company entered into a collaboration and license agreement and a share subscription agreement (the “Incyte Agreements”) with Incyte Corporation (“Incyte”).

Determination of Share Premium

In accordance with both International Financial Reporting Standard (“IFRS”) 15 and International Accounting Standard (“IAS”) 18, the Company combined the Incyte Agreements and accounted for them as a single contract based on the following criteria:

•	The Incyte Agreements were entered into at the same time with the same customer;

•	The arrangements’ mutual existence is acknowledged in the separate agreements; and

•	The Incyte Agreements were negotiated as a package with a single commercial objective.

Under the share subscription agreement, Incyte agreed to purchase at a future date 3.2 million of the Company’s common shares at a price per share of $25.00, for an aggregate purchase price of $80.0 million. The transaction became irrevocable upon expiration of the waiting period under the Hart-Scott Rodino Act in January 2017.

As the share subscription agreement was denominated in a foreign currency (U.S. dollars) other than the Company’s functional currency (euro), the Company determined that the forward contract to sell its common shares at a future date, to which the Company became committed on December 20, 2016, did not qualify as equity and thus a derivative was recognized in the statement of financial position.

In order for an instrument to be classified as an equity instrument under IAS 32, it is not sufficient that it involves the reporting entity delivering its own equity. The number of equity instruments (e.g. common shares) and the consideration for them must be fixed – the “fixed-to-fixed” requirement. During the meeting in April 2015, the Interpretations Committee concluded that a contract settled by an entity delivering a fixed number of its own equity in exchange for a fixed amount of foreign currency other than the entity’s functional currency cannot be classified as equity.

A forward contact within the scope of IAS 39 is recognized as an asset or a liability at the commitment date rather than upon settlement. When an entity becomes a party to a forward contact, the fair values of the right and obligation are often equal, so the net fair value of the forward contract at inception is zero. If the net fair value of the right and obligation is not zero, the forward contract is recognized as an asset or liability.

IAS 39.AG64 states that the fair value of a financial instrument on initial recognition is normally the transaction price. However, if part of the consideration given or received is for something other than the financial instrument, an entity shall measure the fair value of the financial instrument. If an entity determines that the fair value on initial recognition differs from the transaction price, the difference is recognized as a gain or loss only if the fair value is based on a quoted price in an active market for an identical asset or liability or based on a valuation technique that uses only data from observable markets. As the Company is listed on the Nasdaq Global Market, the fair value of the forward contract for the common shares issued to Incyte can be determined based on data from observable markets and was estimated to be $32.6 million (or €31.4 million) at December 20, 2016.

At December 20, 2016, the fair value of the forward contract differed from the transaction price. Nevertheless, the Company concluded that no gain or loss should be recognized at inception. As noted above, the agreements were concurrently negotiated as a single arrangement and the parties would not have agreed to the terms of the share subscription agreement without also agreeing to the terms of the collaboration and license agreement. The difference between the purchase price of $25.00 per share of common stock in the share subscription agreement and the market price of the Company’s common shares on December 20, 2016 is considered to be part of the consideration paid by Incyte. As a result, on December 20, 2016, the Company recorded a liability (deferred revenue) in its Statement of Financial Position for the same amount as the fair value of the forward contract (asset).

Dr. Forward contract (asset)	$32.6 million
Cr. Deferred revenue	$32.6 million

The deferred revenue liability is not remeasured subsequent to the initial recognition and is accounted for in the same manner as the non-refundable upfront fee (as discussed below).

After the initial recognition, the forward contract (asset) was remeasured to its fair value at December 31, 2016 and subsequently until issuance and sale of the common shares to Incyte in January 2017. In accordance with IAS 39.46, 55(a), the resulting losses of $20.1 million and $11.3 million were recognized in the Company’s Statement of Profit or Loss and Comprehensive Loss for the three months ended December 31, 2016 and March 31, 2017, respectively:

Three months ended December 31, 2016 (a change in fair value from December 20, 2016 through December 31, 2016):

Dr. Interest and other expenses	$20.1 million
Cr. Forward contract (asset)	$20.1 million

Three months ended March 31, 2017 (a change in fair value from January 1, 2017 through the date of the issuance and sale of the common shares):

Dr. Interest and other expenses	$11.3 million
Cr. Forward contract (asset)	$11.3 million

The fair value of the forward contract (asset) immediately before completing the issuance of the Company’s common shares under the share subscription agreement was $1.2 million.

In January 2017, the Company issued the common shares under the share subscription agreement (as part of the Incyte Agreements), received $80.0 million, and effectively extinguished the derivative asset recognized in connection with the forward contract. As a result, the share premium was recognized as the difference between the cash received and the fair value of the derivative asset, and the nominal value of the issued and paid-in capital as follows:

Dr. Cash	$80.0 million
Cr. Forward contract (asset)	$1.2 million
Cr. Issued and paid-in capital	$0.2 million
Cr. Share premium account	$78.6 million

Amortization and Revenue Recognition Term

The Company’s fixed consideration pursuant to the arrangement with Incyte is $152.6 million, consisting of the $120.0 million non-refundable upfront fee from the collaboration and license agreement and, as discussed above, $32.6 million in consideration from the issuance and sale of common shares pursuant to the share subscription agreement.

The Company identified the following goods and services in this arrangement:

1.	Access to the Company’s proprietary platform technology;

2.	Options to obtain licenses for 11 programs; and

3.	Option to extend the research term.

The Company concluded that the above identified goods or services are distinct and represent separate performance obligations.

The fixed consideration pursuant to the Incyte Agreements of $152.6 million was allocated to the performance obligations based on a relative standalone selling price basis.

The Company concluded that at inception no value was attributable to the options to obtain licenses as all programs were in very early stages of development, with no indications identified, and only a few candidates identified, none of which had reached program selection. In addition, Incyte had the ability to drop and replace individual programs. As a result of the low level of certainty of success based on industry standard probabilities, no value was attributed to the licenses under a discounted cash flow model. The Company also did not expect an exercise of the option to extend the research term to be probable and assigned no value to it. As a result, the transaction price was allocated to a single performance obligation relating to the access granted to the Company’s proprietary platform technology.

Additionally, the Company may provide research services under program-specific research plans (reimbursed by Incyte at a fixed rate per FTE considered to be at-market rates). On a program-by-program basis or each licensed bispecific antibodies to be developed under the collaboration and license agreement, program-specific research plans are to be set forth to identify and assign responsibilities to Merus and necessary activities to achieve candidate nomination. In addition, such research services could hypothetically be performed by other market participants, as the Company currently engages several third-party vendors to perform certain activities related to the arrangement with Incyte. The collaboration and license agreement is considered to be a framework agreement (setting out rates and other terms and conditions) and the contract modification guidance in IFRS 15 will be applied to individual research plans that commit both parties to research services.

IAS 18 – Revenue recognition period of 21 years

At inception of the arrangement with Incyte, the Company accounted for the fixed consideration, which includes a non-refundable upfront fee and consideration related to the forward contract, by analogizing the license fees to royalties and applying the guidance in IAS 18.30, which states that “royalties shall be recognized on an accrual basis in accordance with the substance of the relevant agreement.” The Company also considered IAS 18.14 and IAS 18.20, which state that revenue shall be recognized when “it is probable that the economic benefits associated with the transaction will flow to the entity.” Furthermore, under IAS 18, the Company considered and concluded to recognize revenue over the estimated period of continuing managerial involvement over the contractual term of the arrangement without considering when the entity actually performs under the arrangement. The Company concluded that it retains significant risks and rewards of ownership and continues to earn additional revenues based on the performance of the asset under the arrangement. The substance of the arrangement with Incyte is to collaborate on the development and commercialization of up to 11 bispecific antibody programs and the Company retains significant risks and rewards of ownership and continues to earn additional revenues based on the performance of its platform technology not only during the research and development phase but also during the commercialization phase. As a result, the Company concluded to recognize revenue over the total period of research, development and commercialization activities.

In determining the initial estimated period of continuing managerial involvement, the Company considered that both parties agreed to collaborate on research activities for up to 11 bispecific antibody programs until the earlier of: (a) the date upon which a total of nine program selections have occurred, and (b) the ninth anniversary of the effective date of the research and collaboration agreement (including extensions, if any). At inception of the arrangement, the Company concluded that the estimated research term was nine years. In addition, the collaboration and license agreement also granted commercialization rights to Incyte. In general, as defined in more detail in the contract, the arrangement ends on a licensed product-by-licensed product and country-by-country basis at the end of a period, which is the longest of: (i) the last to expire of any valid claim of licensed patent or certain arising patent rights covering a licensed product in a given country, (ii) the expiration of regulatory exclusivity of a licensed product in the country where it is marketed, and (iii) 12 years after the first commercial sale of a licensed product in the country where it is marketed. At inception, the Company concluded that the arrangement will end 12 years after each product’s initial commercial sale. As the upfront payment of $120.0 million made by Incyte is non-refundable, the Company considered this to be a substantive disincentive for Incyte to terminate the agreement prior to the end of the arrangement term. Due to the uncertainties related to the success and timing of completion of individual programs, the Company estimated the initial period of continuing managerial involvement to be the contractually arranged term of 21 years (nine years of research development and 12 years of commercialization).

IFRS 15 – Revenue recognition period of nine years

Under IFRS 15.31, revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer, while under IAS 18, revenue is recognized over the estimated period of continuing managerial involvement and without considering when the entity actually performs under the arrangement, as discussed above. Under IFRS 15.73, the Company allocated the fixed consideration of $152.6 million to one performance obligation - access to the Company’s proprietary platform technology. No consideration was allocated to the remaining performance obligations. As a result, under IFRS 15, revenue will be recognized over a shorter period, as compared to IAS 18, as it aligns with the period over which the Company will provide Incyte with access to its proprietary platform technology for developing licensed bispecific antibodies during the research term, which is currently estimated at nine years.

Please do not hesitate to contact me at 508-308-3316 with any questions or further comments you may have regarding this response.

Sincerely,

/s/ John J. Crowley

John J. Crowley
Chief Financial Officer

cc:	Ton Logtenberg, Chief Executive Officer, Merus N.V.

Peter B. Silverman, General Counsel, Merus N.V.

Peter N. Handrinos, Latham & Watkins LLP